Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three months ended March 31, 2024

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd (“the Company”) for the three months ended March 31, 2024 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of the condensed consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.

Condensed consolidated interim statements of financial position

(Unaudited - Expressed in Canadian dollars)

	March 31, 2024	December 31, 2023
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 13)	3,802,065	4,245,983
Gold in trust (Note 8)	1,187,104	1,082,801
Accounts receivable and prepaid expenses (Note 4)	264,825	453,640
	5,253,994	5,782,424

Non-current assets
Right-of-use assets (Note 5)	305,166	330,597
Property, plant and equipment (Note 6)	6,600,912	6,601,742
Exploration and evaluation assets (Note 7)	1	1
	6,906,079	6,932,340
TOTAL ASSETS	12,160,073	12,714,764

LIABILITIES
Current liabilities
Trade and other payables	563,613	851,158
Current portion of lease liabilities (Note 5)	103,775	100,531
	667,388	951,689

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	250,233	277,104
Gold loan payable (Note 8)	4,495,029	4,371,546
Derivative financial liabilities (Note 8)	571,225	108,830
	5,316,487	4,757,480
Total liabilities	5,983,875	5,709,169

EQUITY
Share capital (Note 10)	141,040,654	141,040,654
Reserves (Note 10)	23,356,523	23,356,523
Deficit	(158,220,979)	(157,391,582)
Total equity	6,176,198	7,005,595
TOTAL EQUITY AND LIABILITIES	12,160,073	12,714,764

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 14, 2024.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/ Elaine Ellingham
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of comprehensive loss

(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2024	2023
	$	$
Expenses
Professional fees (Note 11(a))	74,970	195,101
Salaries and benefits (Note 11(a))	359,969	362,150
Travel and promotion	3,098	12,456
Depreciation (Note 6)	2,155	2,782
Office and license (Note 11(b))	19,931	25,347
Amortization of right-of-use assets (Note 5)	25,431	25,430
Occupancy expenses (Note 5)	9,894	9,894
Interest expense on lease liabilities (Note 5)	8,528	10,655
Interest, accretion and standby fees on gold loan payable (Note 8)	147,471	130,345
Listing and filing fees	143,302	145,955
Insurance	27,327	23,864
Directors’ fees (Note 11(a))	33,750	36,250
Share-based payments (Note 10(c) and 11(a))	-	96,000
	855,826	1,076,229

Other income (loss)
Administrative services fees (Note 11(b))	286,420	274,493
Interest and other income	60,260	58,111
Impairment of exploration and evaluation assets (Note 7)	(62,586)	-
Unrealized gain on derivative financial liabilities (Note 8)	-	17,611
Unrealized gain on gold in trust (Note 8)	77,778	89,418
Unrealized foreign exchange gain (loss) on gold loan payable (Note 8)	(109,557)	3,434
Unrealized foreign exchange gain (loss) on gold in trust (Note 8)	26,525	(791)
Unrealized gain on warrant liability (Note 9)	-	73,565
Loss on loan extension	(328,850)	-
Foreign exchange gain	76,439	10,123
	26,429	525,964

Total comprehensive loss for the period	(829,397)	(550,265)

Basic and diluted net loss per share (Note 12)	(0.01)	(0.00)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of cash flows

(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2024	2023
	$	$
Operating activities
Net loss for the period	(829,397)	(550,265)
Items not affecting cash
Depreciation	2,155	2,782
Amortization of right-of-use assets	25,431	25,430
Impairment of exploration and evaluation assets	62,586	-
Interest expenses on lease liability	8,528	10,655
Interest, accretion and standby fees on gold loan payable	147,471	130,345
Loss on loan extension	328,850	-
Unrealized gain on derivative financial liabilities	-	(17,611)
Unrealized gain on gold in trust	(77,778)	(89,418)
Unrealized foreign exchange gain on gold loan payable	109,557	(3,434)
Unrealized foreign exchange (gain) loss on gold in trust	(26,525)	791
Unrealized gain on warrant liability	-	(73,565)
Share-based payments	-	96,000
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	188,815	31,003
Trade and other payables	(287,545)	(142,126)
Net cash used in operating activities	(347,852)	(579,413)
Investing activities
Property, plant and equipment – purchase	(1,325)	(267)
Exploration and evaluation assets – costs	(62,586)	(318,316)
Net cash used in investing activities	(63,911)	(318,583)
Financing activities
Repayment of lease liabilities	(32,155)	(31,331)
Net cash used in financing activities	(32,155)	(31,331)

Change in cash and cash equivalents	(443,918)	(929,327)
Cash and cash equivalents, beginning of period	4,245,983	6,658,076
Cash and cash equivalents, end of period	3,802,065	5,728,749
Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of changes in equity

(Unaudited - Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 31, 2023	137,221,408	141,040,654	21,830,405	715,968	22,546,373	(93,771,350)	69,815,677
Share-based payments	-	-	96,000	-	96,000	-	96,000
Total comprehensive loss for the period	-	-	-	-	-	(550,265)	(550,265)
Balance, March 31, 2023	137,221,408	141,040,654	21,926,405	715,968	22,642,373	(94,321,615)	69,361,412
Share-based payments	-	-	714,150	-	714,150	-	714,150
Total comprehensive loss for the period	-	-	-	-	-	(63,069,967)	(63,069,967)
Balance, December 31, 2023	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(157,391,582)	7,005,595
Total comprehensive loss for the period	-	-	-	-	-	(829,397)	(829,397)
Balance, March 31, 2024	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(158,220,979)	6,176,198

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2024
Unaudited - Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an advance exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation property in Mexico. The Company’s shares are trade on the TSX Exchange under the symbol “AMM”. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

These condensed consolidated interim financial statements were prepared on a “going concern” basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of March 31, 2024, the Company had a working capital surplus of $4,586,606 (December 31, 2023 – $4,830,735). The Company does not currently hold any revenue-generating properties and therefore continues to incur losses. The Company incurred a net loss for the three months ended March 31, 2024, of $829,397 (2023 – $550,265) and negative cash flows from operations of $347,852 for the three months ended March 31, 2024 (2023 – $579,413). As at March 31, 2024, the Company had an accumulated deficit of $158,220,979 (December 31, 2023 – $157,391,582). The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and in the meantime, to obtain the necessary financing to repay its liabilities when they become due. Management estimates that there is sufficient working capital to sustain operations for the next twelve months. External financing will be sought to finance the operations of the Company and enable the Company to continue its efforts towards the exploration and development of its mineral properties. There can be no assurance that steps management is taking will be successful. These condensed consolidated interim financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and such adjustments could be material.

2.	Basis of presentation

(a)          Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)         Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2023. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

6

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2024
Unaudited - Expressed in Canadian dollars

2.	Basis of presentation (Continued)

Except as described below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2023.

The changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2024.

3.	Material accounting policies

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements and, therefore, should be read in conjunction with the annual financial statements for the year ended December 31, 2023. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three months ended March 31, 2024 are not necessarily indicative of the results that may be expected for the year ending December 31, 2024.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	March 31,	December 31,
	2024	2023
Accounts receivable (Note 11(b))	$208,118	$389,895
Prepaid expenses	56,707	63,745
	$264,825	$453,640

During the period ended March 31, 2024, the Company has recorded value added taxes of $18,245 included in exploration and evaluation assets, as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

7

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2024
Unaudited - Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C.

One lease containing an extension option exercisable only by the Company was exercised on November 22, 2021. The lease was therefore extended from March 31, 2022 to March 31, 2027. The Company reassessed this significant event as a lease modification and has estimated that the potential future lease payments under the extended lease term would result in an increase in lease liability by $508,799.

The continuity of lease liabilities is as follows:

	March 31, 2024	December 31, 2023
Opening balance	$377,635	$465,930
Less: lease payments	(32,155)	(127,797)
Interest expense	8,528	39,502
	354,008	377,635
Less: current portion of lease liabilities	(103,775)	(100,531)
Long-term portion of lease liabilities	$250,233	$277,104

The continuity of ROU assets is as follows:

	March 31, 2024	December 31, 2023
Opening balance	$330,597	$432,319
Less: amortization of ROU assets	(25,431)	(101,722)
	$305,166	$330,597

During the three months ended March 31, 2024, the Company recognized occupancy expenses of $9,894 (2023 - $9,894) related to short term leases.

As at March 31, 2024, the remaining payments for the operating lease are due as follows:

	2024	2025	2026	2027	2028	Total
Office lease	$128,004	$173,970	$177,268	$44,523	-	$523,765

8

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2024
Unaudited - Expressed in Canadian dollars

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2023	160,941	271,807	198,981	51,760	245,647	6,568,841	7,497,977
Additions	-	1,325	-	-	-	-	1,325
March 31, 2024	160,941	273,132	198,981	51,760	245,647	6,568,841	7,499,302

Accumulated depreciation
December 31, 2023	154,426	257,507	194,191	51,132	238,979	-	896,235
Depreciation	326	1,106	359	333	31	-	2,155
March 31, 2024	154,752	258,613	194,550	51,465	239,010	-	898,390

Carrying amounts
December 31, 2023	6,515	14,300	4,790	628	6,668	6,568,841	6,601,742
March 31, 2024	6,189	14,519	4,431	295	6,637	6,568,841	6,600,912

7.	Exploration and evaluation assets

Tuligtic
Exploration and evaluation assets	$
Acquisition costs:
Opening balance - (December 31, 2023)	1
Closing balance - (March 31, 2024)	1
Deferred exploration costs:
Opening balance - (December 31, 2023)	-
Costs incurred during the period
Professional fees	55,162
Travel and accommodation	9,782
Supplies and miscellaneous	61,409
Environmental and permit	12,701
Value-added tax (Note 4)	18,245
Refund - Value-added tax	(94,713)
Impairment of deferred exploration costs	(62,586)
Total deferred exploration costs during the period	-
Closing balance - (March 31, 2024)
Total exploration and evaluation assets	1

9

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2024
Unaudited - Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interests:

(a)       Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)       Other

Expenditures incurred by the Company in Mexico are subject to Mexican Value added tax (“VAT”). The VAT is included in exploration and evaluation assets as incurred. Under Mexican law, VAT paid can be used in the future to offset amounts resulting from VAT charged on sales. Under certain circumstances and subject to approval from tax authorities, A Company can also apply for an early refund of VAT prior to generating sales. During the three months ended March 31, 2024, the Company received a VAT recovery of $94,713 (2023 - $81,210) and other income of $26,786 (2023 - $14,349) related to a VAT refund from prior years which is recorded in interest and other income.

8.	Gold loan payable and gold in trust

The Company has entered into a secured gold loan agreement (“Gold Loan”) with Almadex Minerals Ltd. (“Almadex”) or the “Lender” pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold bullion to the Company. The approximate value of this gold as at May 14, 2019 was USD$2,072,060 or $2,790,858.

Under the terms of the Gold Loan, the Company will be entitled to draw-down the gold in minimum 400 ounce tranches. At any given time, the amount of gold ounces drawn multiplied by the London Bullion Market Association (“LBMA”) AM gold price in US dollars, plus any accrued interest or unpaid fees, shall constitute the Loan Value.

The maturity date for the Gold Loan is March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent.

The interest rate of the Gold Loan is 10% of the Loan Value per annum, calculated monthly, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Company in cash or gold bullion. A standby fee of 1% per annum, accrued quarterly, will be applied to any undrawn amount on the Gold Loan.

10

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2024
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

In addition, the Company has issued Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of $1.50 per Share and expiry date of May 14, 2024 as an arrangement fee to cover the administrative costs of setting up the credit facility. These warrants were valued at $50,000 using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, risk-free interest rate of 1.54%, expected dividend yield of 0% and expected volatility of 44.25%.

Security for the loan is certain equipment related to the Rock Creek Mill, which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control.

The Gold Loan was recorded at fair value at inception and is subsequently measured at amortized cost using the effective interest method, recognizing interest expense on an effective yield basis.

The Company has determined that the Gold Loan contains multiple derivatives which are embedded in the US dollar denominated debt instrument. As the convertible Gold Loan is denominated in US dollars and is convertible into common shares based upon a variable Canadian dollar conversion rate, the fixed for fixed criteria is not met. As such, the conversion option cannot be classified as an equity instrument and is deemed to have no value. The embedded derivative from indexation of the loan principal portion to the movement in the price of gold is classified as a derivate financial liability and is marked to market at each period end using the Black-Scholes option-pricing model.

At inception, the following assumptions were used: expected life of five years, risk-free interest rate of 1.57% and expected volatility of 11.06%. The fair value of the embedded derivative for the year ended December 31, 2023 decreased by $191,732 based on the following assumptions used in the Black-Scholes option-pricing model: expected life of 0.25 years, risk-free interest rate of 4.00% and expected volatility of 9.93%

On March 12, 2024, the Company formally notified the Lender to extend the maturity date of the Gold Loan from March 31, 2024 to March 31, 2026. Under this substantial modification of terms, the Gold Loan was settled and a loss of $328,850 was recognized. Upon recognition of the extended Gold Loan, the following assumptions were used: expected life of two years, risk-free interest rate of 4.20% and expected volatility of 13.94%.

The continuity of gold loan payable and derivative financial liabilities are as follows:

	March 31, 2024	December 31, 2023
Gold loan payable – opening balance	$4,371,546	$3,929,015
Accrued interest expense	94,416	353,372
Accrued standby fees	2,967	10,377
Accretion expense	50,088	176,960
Foreign exchange difference	106,891	(98,178)
	4,625,908	4,371,546
Derecognition of Gold Loan before extension	(4,625,908)	-
Recognition of Gold Loan with extended term	5,066,254	-
Less derivatives financial liabilities on recognition	(571,225)	-
Gold loan payable – ending balance	$4,495,029	$4,371,546

11

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2024
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

	March 31, 2024	December 31, 2023

Derivative financial liabilities – opening balance	$108,830	$306,084
Change in fair value through profit & loss	(111,496)	(191,732)
Derivates financial liabilities on recognition	571,225	-
Foreign exchange difference	2,666	(5,522)
Derivative financial liabilities – ending balance	$571,225	$108,830

As at March 31, 2024, Almaden has 397 ounces of gold bullion on its account at a fair value of $1,187,104.

The continuity of gold in trust are as follows:

	March 31, 2024		December 31, 2023
	Ounces	$	Ounces	$
Gold in trust, opening balance	397	1,082,801	397	974,397
Change in fair value through profit & loss	-	77,778	-	132,895
Foreign exchange difference	-	26,525	-	(24,491)
	397	1,187,104	397	1,082,801

9.	Warrant liability

In connection with the registered direct offering private placement completed during the year ended December 31, 2021, the Company issued a total of 7,923,077 warrants exercisable at US$0.80 per share. The fair value of these warrants on issuance was $2,371,174, valued using the Black-Scholes option-pricing model with the following assumptions: expected life of three years, risk-free interest rate of 0.53%, expected dividend yield of 0% and expected volatility of 72.42%.

The fair value is recorded as a derivative financial liability as these warrants are exercisable in US dollars, differing from the Company’s functional currency. The change in fair value resulted in an unrealized gain of $Nil (March 31, 2023 –$73,565) and is recognized in the condensed consolidated interim statements of comprehensive loss for the period ended March 31, 2024. The warrants expired on March 18, 2024. The fair value warrants were re-valued at March 31, 2023 using the Black-Scholes option-pricing model with the following assumptions: expected life of 0.97 years, risk-free interest rate of 3.54%, expected dividend yield of 0% and expected volatility of 73.47%.

12

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2024
Unaudited - Expressed in Canadian dollars

10.	Share capital and reserves

(a)	Authorized share capital

At March 31, 2024, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Warrants

The continuity of warrants for the three months ended March 31, 2024 is as follows:

	Exercise	December 31,				March 31,
Expiry date	price	2023	Issued	Exercised	Expired	2024
March 18, 2024	USD$0.80	7,923,077	-	-	(7,923,077)	-
March 18, 2024	USD$0.80	435,769	-	-	(435,769)	-
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		8,858,846	-	-	(8,358,846)	500,000
Weighted average exercise price		$1.08	-	-	$1.08	$1.50

(c)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At March 31, 2024, the Company had reserved 1,257,141 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the three months ended March 31, 2024 is as follows:

13

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2024
Unaudited - Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (Continued)

Expiry date	Exercise price	December 31, 2023	Granted	Exercised	Expired	March 31, 2024
March 7, 2027	$0.38	1,125,000	-	-	(25,000)	1,100,000
June 10, 2027	$0.33	3,640,000	-	-	(15,000)	3,625,000
October 4, 2027	$0.30	755,000	-	-	-	755,000
December 16, 2027	$0.33	855,000	-	-	-	855,000
February 14, 2028	$0.30	600,000	-	-	-	600,000
April 3, 2028	$0.26	1,975,000	-	-	-	1,975,000
July 10, 2028	$0.16	2,520,000	-	-	-	2,520,000
September 19, 2028	$0.18	1,035,000	-	-	-	1,035,000
Options outstanding and exercisable		12,505,000	-	-	(40,000)	12,465,000
Weighted average
exercise price		$0.27	-	-	$0.36	$0.27

Total share-based payments expenses as a result of options granted and vested during the period ended March 31, 2024 was $Nil (2023 - $96,000).

11.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chair, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (Azucar) and Almadex (Note 11 (b)) is as follows:

	Three months ended March 31,
	2024	2023

Professional fees	$-	$15,000
Salaries and benefits (1)	70,275	74,175
Share-based payments	-	96,000
Director’s fees	33,750	36,250
	$104,025	$221,425

(b)	Administrative Services Agreements

The Company recovers a portion of rent, office and license expenses from Azucar pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Azucar.

The Company also recovers a portion of rent, office and license expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

14

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2024
Unaudited - Expressed in Canadian dollars

11.	Related party transactions and balances (Continued)

(b)	Administrative Services Agreements (Continued)

At March 31, 2024, the Company received $18,471 (2023 - $18,673) from Azucar for administrative services fees included in other income and received $267,949 (2023- $255,820) from Almadex for administrative services fees included in other income.

At March 31, 2024, included in accounts receivable is $13,066 (December 31, 2023 - $7,005) due from Azucar and $194,416 (December 31, 2023 - $369,045) due from Almadex in relation to expense recoveries.

Under the Administrative Services Agreements, the Company is the sole and exclusive manager of Azucar and Almadex that provides general management services, office space, executive personnel, human resources, geological technical support, accounting and financial services at cost with no mark-up or additional direct charge. The three companies are considered related parties through common officers.

(c)	Other related party transactions

During the three months ended March 31, 2024, the Company employed the Chairman’s daughter for a salary of $10,325 less statutory deductions (2023 - $10,325) for marketing and administrative services provided to the Company.

12.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended March 31, 2024 was based on the loss attributable to common shareholders of $829,397 (2023 - $550,265) and a weighted average number of common shares outstanding of 137,221,408 (2023 – 137,221,408).

The calculation of diluted net loss per share for the period ended March 31, 2024 and 2023 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

13.	Supplemental cash flow information

Supplemental information regarding the split between cash and cash equivalents is as follows:

	March 31, 2024	December 31, 2023

Cash	$1,176,065	$1,658,863
Term Deposits	2,626,000	2,587,120
	$3,802,065	$4,245,983

15

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2024
Unaudited - Expressed in Canadian dollars

14.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for warrant liability and derivative financial liabilities, the Company does not carry any financial instruments at FVTPL.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)           Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at March 31, 2024, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$2,116,918	$382,387
Accounts receivable and prepaid expenses	-	634
Gold in trust	1,187,104	-
Total assets	$3,304,022	$383,021

Trade and other payables	$144,287	$17,062
Gold loan payable	4,495,029	-
Derivative financial liabilities	571,225	-
Total liabilities	$5,210,541	$17,062

Net assets	$(1,906,519)	$365,959

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $190,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $40,000.

(b)           Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consist of amounts due from related parties which are subsequently collected.

16

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2024
Unaudited - Expressed in Canadian dollars

14.	Financial instruments (Continued)

(b)           Credit risk (Continued)

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at March 31, 2024, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

(c)           Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Liquidity risk is considered low as the Company has sufficient cash and cash equivalent to meet its current liabilities.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $38,000.

(e)           Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

A 1% change in the commodity price would change the Company’s net loss by $11,000.

(f)            Classification of financial instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

17

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2024
Unaudited - Expressed in Canadian dollars

14.	Financial instruments (Continued)

(f)            Classification of financial instruments (Continued)

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative financial liabilities	-	571,225	-	571,225

15.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period. The Company has no externally imposed capital requirements.

18

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2024
Unaudited - Expressed in Canadian dollars

16.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	March 31, 2024	December 31, 2023
Canada	$335,782	$361,967
United States	6,568,840	6,568,840
Mexico	1,457	1,533
	$6,906,079	$6,932,340

19